Exhibit 99.1

news release

Hydro One and the Society of United Professionals reach tentative settlement

Toronto, June 28, 2021 – Hydro One Inc. (Hydro One) and the Society of United Professionals (the Society) are pleased to announce a tentative settlement of a 2-year collective agreement covering approximately 1,800 employees in critical engineering, supervisory and administrative roles.

“We are pleased to reach an agreement between Hydro One and the Society of United Professionals that reflects our shared commitment to energize life for our customers and communities,” said Mark Poweska, President and CEO, Hydro One. “We look forward to a continued positive working relationship with the leadership of the Society while recognizing the incredible contributions of our Society-represented employees to support our customers, especially during the global pandemic.”

“Congratulations to both Hydro One and Society of United Professionals negotiating teams on working together through a challenging round of bargaining to achieve a fair agreement,” said Michelle Johnston, President, Society of United Professionals. “This agreement provides stability as Ontarians turn their minds to pandemic recovery and demonstrates a renewed commitment by both parties to work together to ensure Hydro One and its employees continue to thrive.”

Following meetings at which union members will learn the details of the tentative collective agreement, they will vote on the agreement with the outcome anticipated by the end of July 2021.

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Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $30.3 billion in assets as at December 31, 2020, and annual revenues in 2020 of approximately $7.3 billion.

Our team of approximately 8,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2020, Hydro One invested approximately $1.9 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward looking information, except as required by law.

About the Society of United Professionals:

The Society of United Professionals is the union of choice for more than 8,700 Ontario professional workers, including more than 1,800 Hydro One employees. Society members work in the public, private, not-for-profit and regulatory sectors. Founded in 1944 by Ontario Hydro engineers who wanted better working conditions, today the Society represents professionals of many stripes, including engineers, scientists, lawyers and supervisors. For more information, visit www.thesociety.ca.

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial.

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